UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Lipman Electronic Engineering Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share**

(Title of Class of Securities)

M6772H101

(CUSIP Number)

Barry Zwarenstein

VeriFone Holdings, Inc.

2099 Gateway Place, Suite 600

San Jose, California 95110

(408) 232-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**“NIS” represents the New Israeli Shekel, the currency of the State of Israel.

CUSIP No. M6772H101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VeriFone Holdings, Inc.; I.R.S. Identification No. 04-3692546

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,895,108(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,895,108(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,895,108(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.3%

14.	Type of Reporting Person (See Instructions) CO

(1) The reporting person hereby disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the reporting person is the beneficial owner of any securities covered by this statement.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares, par value NIS 1.00 per share (the “Shares”), of Lipman Electronic Engineering Ltd., an Israeli company (the “Company”).  The principal executive offices of the Company are located at 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by VeriFone Holdings, Inc., a Delaware corporation (“VeriFone”).

(b)  The principal business address of VeriFone is 2099 Gateway Place, Suite 600, San Jose, California 95110.

(c) The principal business of VeriFone is to design and market payment systems and solutions that enable electronic payment transactions and value-added services at the point of sale.

(a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, and executive officers of VeriFone is set forth in Schedule I hereto, and is incorporated by reference.  Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of the United States.

(d)-(e) During the last five years, VeriFone has not, nor, to the knowledge of VeriFone, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Voting Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by VeriFone and Mivtach Shamir Holdings Ltd. and VeriFone and Mez-Op Holdings Ltd., respectively.  Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd. are collectively referred to in this statement as the “Shareholders”.  The Shareholders entered into the Voting Agreements as an inducement to VeriFone to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference).  VeriFone did not pay additional consideration to the Shareholders in connection with the execution and delivery of their respective Voting Agreements and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

(a)-(b) On April 10, 2006, VeriFone, Lion Acquisitions Ltd., an Israeli company and a wholly owned subsidiary of VeriFone (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of VeriFone (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement.  Pursuant to the Merger Agreement, as of the Effective Time (as defined in the Merger Agreement), each issued and outstanding Company Share (other than Shares owned by VeriFone, Merger Sub or any direct or indirect wholly owned subsidiary of VeriFone and Shares that are owned by the Company or any direct or indirect wholly owned subsidiary of the Company, in each case not held on behalf of third parties) will be converted into, and become exchangeable for (i) one-half (0.50) share of common stock, par value $0.01 per share, of VeriFone and (ii) $14.304 in cash, adjusted for a special dividend.  The amount of the special dividend has not been finally determined but will likely exceed $23 million in the aggregate.  Alternatively, the Company shareholders may elect to receive either $29.07 in cash, or 0.9844 shares of VeriFone stock for each Share, each adjusted for the special dividend.  The cash and stock elections are subject to proration such that VeriFone will issue in the aggregate approximately 13.3 million shares of VeriFone stock and pay approximately $382 million in cash, adjusted for the special dividend.  A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, in order to induce VeriFone and Merger Sub to enter into the Merger Agreement, each of the Shareholders entered into a Voting Agreement with VeriFone, dated as of April 10, 2006 (each, a “Voting Agreement” and together, the “Voting Agreements”).  Pursuant to the Voting Agreements, each Shareholder has agreed, among other things, to deliver to VeriFone an irrevocable proxy to vote such Shareholder’s Shares (a) in favor of the adoption and approval of the Merger Agreement and the Merger, (b) against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Merger or inhibit timely consummation of the Merger, and (c) except for the Merger, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Company, or its subsidiaries not permitted under the Merger Agreement.  Under the Voting Agreements, each Shareholder has also agreed not to (i) transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber any of such Shareholder’s Shares subject to certain exceptions, or (ii) deposit any of their Shares into a voting trust or subject any of their Shares to any arrangement with respect to the voting of such Shares other than agreements entered into with VeriFone.

The Voting Agreements terminate upon the earliest to occur of (i) the Closing (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement in accordance with its terms.  Copies of the Voting Agreements are included as Exhibits 2.1 and 2.2 hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibits 2.1 and 2.2, which are incorporated herein by reference.

(c) No determination has been made with respect to the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) It is intended that upon consummation of the Merger, the directors of Merger Sub shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

(e) No determinations have been made regarding material changes in the Company’s business or corporate structure.

(f) Upon consummation of the Merger, the Company will become a wholly owned subsidiary of VeriFone.

(g) Pursuant to the Merger Agreement, upon consummation of the Merger, the Articles of Association of Merger Sub will become the articles of association of the Surviving Corporation.

(h) The Merger Agreement provides that the Surviving Corporation shall use its reasonable best efforts to cause the Shares to de-list from the Tel Aviv Stock Exchange and no longer be quoted on the NASDAQ.

(i)  Upon consummation of the Merger, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, VeriFone currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although VeriFone reserves the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the Voting Agreements, the terms of each of which are incorporated herein by reference to Exhibits 1 and 2 hereto.  Except as set forth in this Schedule 13D, the Merger Agreement, the Voting Agreements and the Investment Agreements described in Item 6 hereto, which are incorporated by reference, none of VeriFone or, to the best of each VeriFone’s knowledge, any of the individuals or entities named in Schedule I hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  By virtue of the Voting Agreements, VeriFone may be deemed to share with the Shareholders the power to vote the Shares subject to the Voting Agreement.   As a result of the Voting Agreements, VeriFone may be deemed to be the beneficial owner of the Shares subject to the Voting Agreements, which is an aggregate of 4,895,108 Shares, representing, based on the Company’s representation in the Merger Agreement that there were 26,745,704 Shares outstanding as of April 6, 2006, approximately 18.3% of the issued and outstanding shares of voting stock of the Company.  By virtue of the Voting Agreements, VeriFone may be deemed to share with the Shareholders the power to vote the Shares subject to the Voting Agreements.  VeriFone, however, hereby disclaims beneficial ownership of the Shares subject to the Voting Agreements, and this statement shall not be construed as an admission that either VeriFone is, for any or all purposes, the beneficial owner of the securities covered by this statement.

(c)        Except as described in this Schedule 13D, there have been no transactions in the shares of the Company Shares effected by the Company or, to the best of the Company’s knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d)        Not applicable.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, VeriFone anticipates it will acquire the entire equity interest in the Company pursuant to the Merger Agreement.  In addition to the Merger Agreement and the Voting Agreements, VeriFone and certain of the Shareholders have entered into an Investment Agreement dated April 10, 2006 (the “Investment Agreement”), pursuant to which the Shareholders have agreed to certain restrictions regarding the VeriFone Common Stock received as a part of the Merger.  A copy of the Investment Agreement is attached hereto as Exhibit 3.1 and the description of the Investment Agreement contained herein is qualified in its entirety by reference to Exhibit 3.1, which is incorporated herein.

Other than the Merger Agreement and the Voting Agreements described in Item 4, and the Investment Agreement described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Company or, to the best of the Company’s knowledge, any person or entity listed on Schedule I hereto, and any person with respect to the Company Shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.             Agreement and Plan of Merger, dated as of April 10, 2006 among VeriFone, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of VeriFone filed on April 10, 2006).

Exhibit 2.1           Voting Agreement, dated as of April 10, 2006 between the Company and Mivtach Shamir Holdings Ltd.

Exhibit 2.2.          Voting Agreement, dated as of April 10, 2006 between the Company and Mez-Op Holdings Ltd.

Exhibit 3.1           Investment Agreement, dated as of April 10, 2006 between the Company and Mivtach Shamir Holdings Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERIFONE HOLDINGS, INC.

April 10, 2006
Date
/s/ Barry Zwarenstein
Signature
Barry Zwarenstein/Senior Vice President and Chief Financial Officer
Name/Title

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1

Agreement and Plan of Merger, dated as of April 10, 2006 among VeriFone, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of VeriFone filed on April 10, 2006).

Exhibit 2.1	Voting Agreement, dated as of April 10, 2006 between the Company and Mivtach Shamir Holdings Ltd.

Exhibit 2.2	Voting Agreement, dated as of April 10, 2006 between the Company and Mez-Op Holdings Ltd.

Exhibit 3.1	Investment Agreement, dated as of April 10, 2006 between the Company and Mivtach Shamir Holdings Ltd.

Schedule I

Directors and Executive Officers of VeriFone Holdings, Inc.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VeriFone Holdings, Inc. is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110, except that the business address of Collin Roche and Craig Bondy is GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

Name	Present Principal Occupation or Employment
Douglas Bergeron	Chairman of the Board of Directors and Chief Executive Officer of VeriFone Holdings, Inc.
Craig Bondy	Director and Principal, GTCR Golder Rauner, L.L.C.
James Castle	Director and President and Chief Executive Officer, Castle Information Technologies, LLC
Leslie Denend	Director and Retired; formerly Chief Executive Officer and President, Network General Corporation.
Robert B. Henske	Director and Senior Vice President and General Manager, Consumer Tax Group, Intuit, Inc.
Collin Roche	Director and Senior Principal, GTCR Golder Rauner, L.L.C.
Barry Zwarenstein	Senior Vice President and Chief Financial Officer, VeriFone Holdings, Inc.
William Atkinson	Executive Vice President, International Sales and Marketing, VeriFone Holdings, Inc.
Jesse Adams	Executive Vice President, North America Sales and Marketing, VeriFone Holdings, Inc.
David Turnbull	Secretary and Executive Vice President, Operations, VeriFone Holdings, Inc.
Elmore Waller	Executive Vice President, Petro and Services, Worldwide Petro Division, VeriFone Holdings, Inc.